Exhibit 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
SEPTEMBER 30, 2010

The following financial ratios have been calculated on a consolidated basis for the respective 12 month period ended September 30, 2010 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

September 30, 2010
Earnings coverage on long-term debt	2.4 times
Earnings coverage on long-term debt and First Preferred Shares	2.3 times